Exhibit 11

INGREDION INCORPORATED (“Ingredion”)

Computation of Net Income

Per Share of Common Stock

(All figures are in thousands except per share data)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Average shares outstanding — Basic	74,620	77,389

Effect of dilutive securities:
Stock options and other	1,147	1,379
Average shares outstanding — Assuming dilution.	75,767	78,768

Net income attributable to Ingredion	$72,603	$110,776

Net income per share of Ingredion:
Basic	$0.97	$1.43
Diluted	$0.96	$1.41